UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐     Merger

☒     Liquidation

☐     Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐     Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: PPM Funds

3.	Securities and Exchange Commission File No.:

PPM Funds File No.: 811-23308

PPM Core Plus Fixed Income Fund

Fund Series ID No.: S000061235

Class ID: C000198333

PPM High Yield Core Fund

Fund Series ID No.: S000061238

Class ID: C000198336

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F? ☒ Initial Application ☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

225 West Wacker Drive, Suite 1200, Chicago, Illinois 60606

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Emily J. Bennett Esq.

Jackson National Asset Management, LLC

225 West Wacker Drive, Suite 900, Chicago Illinois 60606

(312) 730-9730

Mary T. Capasso

PPM America, Inc.

225 West Wacker Drive, Suite 1200, Chicago Illinois 60606

(312) 843-5905

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-l, .31a-2]:

Records of Investment Adviser:

PPM America, Inc.

225 West Wacker Drive, Suite 1200, Chicago Illinois 60606

(312) 843-5905

Records of Administrator:

Jackson National Asset Management, LLC

1 Corporate Way Lansing, Michigan 48951

(312) 730-9730

Records of Custodian:

State Street Bank and Trust Company

One Congress Street, Suite 1, Boston Massachusetts 02114

(617) 786-3000

Records of Distributor:

Foreside Financial Services, LLC

Three Canal Plaza, Suite 100, Portland, Maine 04101

Records of Transfer Agent

UMB Fund Services

235 West Galena Street, Milwaukee, Wisconsin 53212

(888) 839-1052

8.	Classification of fund (check only one): ☒ Management company;

☐     Unit investment trust; or

☐     Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one): ☒ Open-end ☐ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub- advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Adviser:

PPM America, Inc.

225 West Wacker Drive, Suite 1200, Chicago Illinois 60606

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Foreside Financial Services, LLC

Three Canal Plaza, Suite 100, Portland, Maine 04101

Jackson National Distributors LLC

300 Innovation Drive, Franklin, Tennessee 37067

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and addressees):

Not Applicable.

(b)	Trustee’s name(s) and address(es):

Not Applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐     Yes                         ☒     No

If Yes, for each UIT state:

Not Applicable.

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒     Yes               ☐ No

If Yes, state the date on which the board vote took place:

November 12, 2024

If No, explain:

(b)    Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐     Yes               ☒     No

If Yes, state the date on which the shareholder vote took place: If No, explain:

Shareholder approval of liquidation is not required per the PPM Funds Declaration Of Trust which states:

“The Trust or any Series or Class thereof may be terminated by . . . (iii) written notice to Shareholders stating that a majority of the Trustees has determined that the continuation of the Trust or a Series or a Class thereof is not in the best interest of such Series or a Class, the Trust or their respective shareholders.”

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒     Yes               ☐     No

(a)	If Yes, list the date(s) on which the fund made those distributions:

PPM Core Plus Fixed Income Fund: November 18, 2024; November 21, 2024, December 10, 2024 and December 11, 2024

PPM High Yield Core Fund: November 18, 2024; November 21, 2024, November 22, 2024, December 18, 2024 and December 19, 2024

(b)	Were the distributions made on the basis of net assets?

☒     Yes               ☐     No

(c)	Were the distributions made pro rata based on share ownership?

☒     Yes               ☐     No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☒     Yes               ☐     No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders: 100%

17.	Closed-end funds only:

Not Applicable.

Has the fund issued senior securities?

☐     Yes               ☐     No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders? ☒ Yes ☐ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed? 0

(b)	Describe the relationship of each remaining shareholder to the fund: Not Applicable.

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐     Yes               ☒     No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

Not Applicable.

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐     Yes               ☒     No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

Not applicable

(b)	Why has the fund retained the remaining assets?

Not applicable

(c)	Will the remaining assets be invested in securities? ☐ Yes ☒ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐     Yes               ☒     No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

Not Applicable.

(b)	How does the fund intend to pay these outstanding debts or other liabilities? Not Applicable.

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $15,623

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately):

Trustees Fees: $0

Insurance: $22,183

Blue Sky Deregistration: $110

(iv)	Total expenses (sum of lines (i)-(iii) above): $36,916

(b)	How were those expenses allocated?

All expenses were paid by the investment adviser.

(c)	Who paid those expenses?

See response for 22(b).

(d)	How did the fund pay for unamortized expenses (if any)?

See response for 22(b).

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐     Yes               ☒     No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

Not Applicable.

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding? ☐ Yes ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation: Not Applicable.

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐     Yes               ☒     No

If Yes, describe the nature and extent of those activities: Not Applicable.

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger: Not Applicable.

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-

(c)  If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)  If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of PPM Funds, (ii) he or she is Vice President and Secretary of PPM Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

/s/ Emily J. Bennett
Emily J. Bennett
Vice President and Secretary